_________________________________________________________________
               (Dollar amounts in millions except per share data)


As of and For the Years Ended December 31, 1994      1993  %Change

      Net Sales                          $295.1   $275.7     + 7%
      Operating Income                     27.2     24.6     +11
      Net Income                           13.3     11.1     +20

Earnings Per Share                        $1.20    $1.00     +20%

      Total Assets                       $241.4   $214.3     +13%
      Working Capital                      39.9     44.3     -10
      Stockholders' Equity                112.9    104.6     + 8
      Capital Expenditures                 44.4     26.3     +69

=================================================================



FINANCIAL INFORMATION
(In thousands, except per share data)

For the Years
 Ended December 31,         1994      1993      1992     1991     1990
FIVE-YEAR SUMMARY


INCOME STATEMENT DATA
   Net sales              $295,069  $275,665  $263,778 $258,349 $205,861
   Operating income         27,240    24,621    31,372   32,578   28,258
   Income before
     cumulative effect
     of accounting
     changes                13,335    11,085    16,143   15,921   15,697
   Cumulative effect of
     accounting changes        --        --      2,416      --      --
   Net income               13,335    11,085    13,727   15,921   15,697
   Earnings per share         1.20      1.00      1.24     1.44    1.42
   Cash dividends declared
     per share                 .46       .445      .41      .37     .30
   Average Number of shares
     outstanding            11,075    11,075    11,090   11,058  11,045




BALANCE SHEET DATA
   Total assets           $241,374  $214,266  $191,218 $159,555 $151,689
   Long-term debt           74,135    62,271    50,833   39,801   43,851
   Working capital          39,902    44,335    38,831   34,812   30,640
   Stockholders' equity    112,892   104,647    98,429   89,217   77,213



The Company acquired Jaite Packaging, Inc. on December 28, 1990.
The 1990 income statement data does not include the effects of the
acquisition.   The Company acquired Venture Packaging, Inc. on
December 31, 1992. The 1992 income statement data does not include the effects of the acquisition (Note 9).


MANAGEMENT'S DISCUSSION AND ANALYSIS

(The following table presents the statement of income expressed in terms of percent.)



RESULTS OF OPERATIONS



Percentage of Net Sales
 Year Ended December 31             1994      1993     1992
   Net sales                        100.0%    100.0%   100.0%
   Cost of sales                     78.1      78.5     75.2
   Gross profit                      21.9      21.5     24.8
   Selling, general and
       administrative expenses       12.7      12.6     12.3

   Write down of plant facilities
       to net realizable value        --        --        .6
   Operating income                   9.2       8.9     11.9

   Interest expense                   1.1       1.3      1.1
   Other expense                       .5        .6       .6
   Income before income taxes and
       cumulative effect of
       accounting changes             7.6       7.0     10.2
   Cumulative effect of accounting
       for income taxes and
       postretirement benefits         --       --        .9
   Provision for income taxes         3.1       2.9      4.1
   Net income                         4.5%      4.1%     5.2%

=================================================================
=======

1994 Compared with 1993
Net sales for 1994 totaled $295.1 million, representing an increase of $19.4 million, or 7%, over net sales of $275.7 million in 1993. The increase consists of a 7% increase in both the Rigid Packaging Group and the Flexible Packaging Group.

Gross profit for 1994 increased by $5.4 million, or 9.1%, to $64.8 million, or 21.9% of net sales, compared with $59.4 million, or 21.5% of net sales in 1995. The modest increase in gross profit percentage was primarily due to the increase in volume, which resulted in greater absorption of fixed cost as well as continuous improvement and other productivity efforts throughout the year.

Selling, general and administrative expenses for 1994 were $37.5 million, or 12.7% of net sales, compared with $34.8 million, or 12.6% of net sales, in 1993. Overall selling, general and administrative expenses were controlled, with the net increase of $2.7 million primarily attributable to the following non-recurring NLEA related expenses of $1.1 million; increased costs of employee retirement benefits of $.6 million; and officers' and key employee bonuses under the incentive compensation plan and long term incentive plan of $1.4 million. The effect of these increases was reduced by a decrease in other selling, general and administrative expenses.

Interest expense for 1994 compared with 1993 decreased $430,000, or 11.8%. While total borrowings have increased, the average interest rate has decreased slightly. However, capitalized interest has significantly increased due primarily to the construction of the new Central Division manufacturing plant. Total interest expense for 1994 was $3.2 million, net of capitalized interest of $2.0 million.

Income tax expense for 1994 has been provided at a 40.3% effective tax rate, based upon the taxable income of the Company, compared with 42.1% in 1993.


1993 Compared with 1992
Net sales for 1993 totaled $275.7 million, an increase of $11.9 million (4.5%) over 1992. The December, 1992 acquisition of Venture Packaging, Inc. (Venture) made a significant contribution to the increase which was partially offset by volume decreases and competitive pricing pressures throughout the year. Within the Rigid Packaging Group, overall sales were down 6.5%. In the paper-related side of the business, volume was down approximately 12%, while plastic products enjoyed a growth of approximately 16%.

The gross profit percentage decrease was a reflection of the competitive pricing pressures as well as results from a larger portion of the business in areas with a lower return.

Selling, general and administrative expenses increased approximately $2.4 million as a result of the addition of Venture, offset by a decrease in selling, general and administrative expenses throughout the remaining divisions of the Company. Most notably, these reductions occurred in workers' compensation expense due to 1992 having been burdened with a catch-up expense of $830,000, a reduction in professional fees incurred and a curtailment of traveling expenses. Also, due to the 1993 performance, management bonuses were not paid.

Interest expense for 1993 compared with 1992 increased by $804,000, or 28.3%, due to additional borrowings to finance the acquisition of Venture. Total interest expense for 1993 was $3.7 million, net of capitalized interest of $774,000.

The Company adopted Statement of Financial Accounting Standards
(SFAS) 109,  "Accounting for Income Taxes",  effective January 1,
1992.   For further discussion of SFAS 109,  refer to Footnote 2
to the Consolidated Financial Statements.   The combined
effective tax rate for 1993 was 42.1% compared with 40.7% in 1992.

The Company also adopted Statement of Financial Accounting
Standards (SFAS) 106, "Employers'  Accounting  for Postretirement
Benefits Other Than Pensions", effective January 1, 1992.
Further discussion of this adoption is included in Footnote 7 to the Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed operations with internally generated funds and available borrowings under its bank credit agreement. Cash provided by operating activities during 1994 was $25.7 million, a decrease of $2.8 million from 1993. This decrease was primarily attributable to increased working capital requirements resulting from increased sales and production volume levels. Working capital was $39.9 million at December 31, 1994, compared with $44.3 million at December 31, 1993. The decrease primarily resulted from increases in accounts receivable and raw and finished goods inventory levels.

During 1994, the Company made capital expenditures of $44.4 million, compared with $26.3 million in 1993. In 1994, the Company made capital expenditures of $20.0 million in connection with the new Central Division manufacturing plant in DeSoto, Kansas. The balance of capital expenditures during 1994 was used for equipment, process improvements and modernization projects. The Company expects to make approximately $25.0 million of capital expenditures in 1995.

During 1993, long term debt was issued through a private placement of $35.0 million at a fixed rate of 6.75% over 15 years. Part of the funds was used to replace the then-existing bank borrowings for the 1992 purchase of Venture. The remaining amounts were utilized in 1994 to fund the construction of the new Central Division manufacturing plant.

During 1994, the Company entered into a new credit agreement with its bank which allows the Company to borrow up to $40.0 million due October 31, 1996. Borrowings under the bank credit agreement bear interest rates at the bank's prime interest rate less .5%, or LIBOR plus .5%, at the option of the Company. The agreements governing the Company's new credit agreement and $59.8 million in senior notes contain a number of covenants.

At December 31, 1994, the Company had borrowed $18.5 million under the bank credit agreement, with available credit under the agreement of $21.5 million. Total indebtedness at December 31, 1994 was $80.9 million, 76.2% fixed average interest rate of 7.3% and the remaining 23.8% has a variable average interest rate of 7.1%. The Company anticipates that its operating cash flow and amounts available under the bank credit agreement will be adequate to fund capital expenditures and working capital requirements during 1995.


CONSOLIDATED BALANCE SHEETS (In thousands)


As of December 31                          1994        1993


ASSETS

CURRENT ASSETS
Cash                                       $  1,057     $  2,289
Short-term investments                          --        10,500
Accounts receivable, less allowance
  for doubtful accounts of $300
  in 1994 and 1993                           25,281       18,394
Inventories (Note 1)                         46,969       39,974
Other current assets                          2,003        2,130
     Total current assets                    75,310       73,287

PROPERTY, PLANT AND EQUIPMENT (Notes 1 & 3)
Land                                          8,027        7,977
Buildings and improvements                   51,105       30,477
Machinery and equipment                     124,925      109,454
Furniture and fixtures                       11,492        9,356
                                            195,549      157,264
Less--Accumulated depreciation               64,031       53,046

     Property, plant and equipment, net     131,518      104,218

EQUIPMENT LEASED TO CUSTOMERS (Note 1)       36,684       33,375
Less--Accumulated depreciation               19,654       17,296

Equipment leased to customers, net           17,030       16,079

OTHER ASSETS
Excess of purchase price over fair value
  of net assets acquired (Notes 1 & 9)        6,541        6,986

Intangibles (Notes 1 & 9)                     8,367       10,179
Prepaid Pension (Note 6)                      2,608        3,517
     Total other assets                      17,516       20,682
     Total assets                          $241,374     $214,266

=================================================================








As of December 31                               1994      1993

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current portion of long-term debt (Note 3)  $  6,733   $  6,812
Note payable                                      58        158
Accounts payable                              15,929     12,245
Accrued vacation                               3,306      3,291
Accrued workers' compensation reserve          2,473      2,055
Deferred Income Taxes (Note 2)                 1,684      1,644
Other accrued liabilities                      5,225      2,747
Total current liabilities                     35,408     28,952

LONG-TERM DEBT (Note 3)                       74,135     62,271

DEFERRED INCOME TAXES (Note 2)                16,212     15,048

POSTRETIREMENT BENEFITS (Note 7)               2,215      2,315

PENSION LIABILITY (Note 6)                       512      1,033

COMMITMENTS (Note 4)                             --        --

STOCKHOLDERS' EQUITY (Notes 1, 3 and 8)
Common stock, par value $.10
   Shares authorized: 20,000,000;
   Shares issued and outstanding:
     11,063,127 at December 31, 1994
     and 1993, respectively                    1,106      1,106
Additional paid-in capital                    14,747     14,747
Retained earnings                             97,039     88,794
Total stockholders' equity                   112,892    104,647
Total liabilities and stockholders' equity  $241,374   $214,266

=================================================================

The accompanying notes are an integral part of these balance sheets.














CONSOLIDATED STATEMENTS OF INCOME (In thousands)



For the Years Ended December 31       1994       1993     1992

NET SALES (Note 1)                  $295,069   $275,665 $263,778
COST OF SALES                        230,306    216,294  198,476

    Gross Profit                      64,763     59,371   65,302

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES             37,523     34,750   32,344
WRITE-DOWN OF PLANT FACILITIES TO
  NET REALIZABLE VALUE                --          --       1,586

    Operating Income                  27,240     24,621   31,372

OTHER EXPENSES:
    Interest (Notes 1, 3 and 5)        3,218      3,648    2,844
    Other                              1,671      1,830    1,650
Total Other Expenses                   4,889      5,478    4,494

Income before cumulative effect
    of accounting changes and
    provision for income taxes        22,351     19,143   26,878

PROVISION FOR INCOME TAXES (Note 2)     9,016     8,058   10,735

    Income before cumulative effect
      of accounting changes           13,335     11,085   16,143

    Cumulative effect of accounting
      for income taxes (Note 2)         --         --      1,143

    Cumulative effect of accounting
      for postretirement benefits,
      net of income taxes (Note 7)      --         --      1,273

NET INCOME                          $ 13,335   $ 11,085  $13,727

=================================================================


EARNINGS PER SHARE (Note 1)
   Income before cumulative
     effect of accounting changes      $1.20      $1.00    $1.45
   Cumulative effect of accounting
     changes                             --        --        .21
NET INCOME PER SHARE                   $1.20      $1.00    $1.24

=================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands)




                                              Additional
                              Common   No. of  Paid-In  Retained
                             Stock   Shares  Capital  Earnings
  Total

For the Years Ended December 31




BALANCE, December 31, 1991  $1,106   11,057  $14,673  $73,438 $89,217
  Net income                   --       --       --    13,727  13,727
  Exercise of stock options
    (Note 8)                    *         2       19      --       19
  Dividends declared ($0.41
    per share)                 --       --       --    (4,534) (4,534)

BALANCE, December 31, 1992  $1,106   11,059  $14,692  $82,631 $98,429
  Net income                   --       --       --    11,085  11,085
  Exercise of stock options
    (Note 8)                    *         4       55       --      55
  Dividends declared ($0.445
    per share)                 --       --        --   (4,922) (4,922)

BALANCE, December 31, 1993  $1,106   11,063  $14,747  $88,794 $104,647
  Net income                   --       --       --    13,335   13,335
  Dividends declared ($0.46
    per share)                 --       --       --    (5,090)  (5,090)
BALANCE, December 31, 1994  $1,106   11,063  $14,747  $97,039  $112,892

========================================================================
The accompanying notes are an integral part of these statements.

*Par value of common stock issued rounds to less than $1,000.

CONSOLIDATED STATEMENTS OF CASH FLOW (NOTE 1) (In thousands)




For the Years Ended December 31                  1994     1993    1992

CASH FLOW FROM OPERATING ACTIVITIES
Net income                                      $13,335  $11,085 $13,727
  Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation & amortization               17,561   15,653  13,386
       Deferred tax provision                     1,245    2,699     175
       LIFO provision (benefit)                    (243)     710  (1,821)
       Loss (gain) from disposal of equipment       (12)      77     562
       Accounting change-postretirement
           benefits (Note 7)                        --       --    1,273
      Accounting change-income taxes (Note 2)      --       --    1,143
       Write down of plant facilities to
           net realizable value                     --       --    1,586
       Changes in assets and liabilities, net
       of effect from purchase of
       Venture (Note 9):
         Accounts receivable, net                (6,887)   1,396    (653)
         Inventories                             (6,752)  (1,315)    189
         Accounts payable                         3,684    2,230     543
         Other                                    3,783   (3,987) (1,035)
            Total adjustments                    12,379   17,463  15,348

NET CASH PROVIDED BY OPERATING ACTIVITIES        25,714   28,548  29,075

CASH FLOWS FROM INVESTING ACTIVITIES
   Payment for purchase of Venture (Note 9)         --       --  (21,143)
   Capital expenditures                         (44,378) (26,288)(16,521)
   Proceeds from disposal of equipment              237       38      22
   Short-term investments                        10,500  (10,500)    --

NET CASH USED IN INVESTING ACTIVITIES           (33,641) (36,750)(37,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowing under credit
       agreement (Note 5)                        18,500     3,000 17,000
    Private placement refinancing, net (Note 1)     --     14,772     --
    Proceeds from exercise of stock
       options (Note 8)                             --         55     19
    Principal payments of long-term debt
       (Note 3)                                  (6,715)  (5,719) (5,129)
    Dividends paid                               (5,090)  (4,922) (4,534)
NET CASH PROVIDED BY FINANCING
    ACTIVITIES                                    6,695    7,186   7,356
Net decrease in cash                             (1,232)  (1,016) (1,211)
CASH, Beginning of Year                           2,289     3,305  4,516
CASH, End of Year                               $ 1,057   $ 2,289$ 3,305
==========================================================================
The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business Activities--Sealright Co., Inc. (the Company) serves the food industry by providing container components and production systems for packaging food, primarily in round paperboard containers and,to a lesser extent, in round plastic containers. Approximately 47% of the Company's 1994 sales were accounted for by paperboard container sales to frozen dessert producers. In addition to sales in the dairy industry, the Company manufactures packaging films, supplies flexible packaging, labeling and label-application equipment.

b. Principles of Consolidation--The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

c. Inventories--Inventories are stated at the lower of cost or market. Finished products, work in process and raw material inventories are carried at last-in, first-out (LIFO) cost. Certain machine parts and supplies inventories are carried at average cost, while others are carried at first-in, first-out (FIFO) cost. Inventories include the cost of material, labor and factory overhead required in the production of the Company's products. Inventories at December 31 of each year were:

(In thousands)                                   1994             1993

Inventories carried on LIFO basis
     Raw materials                             $15,139          $12,778
     Work in process                             7,986            6,150
     Finished goods                             17,139           14,944
        Total FIFO basis                        40,264           33,872

     FIFO basis in excess of
       LIFO basis                                 (355)           (598)
          Total LIFO basis                        39,909         33,274
Inventories carried on average cost
     or FIFO basis                               7,060            6,700
             Total                             $46,969          $39,974
==========================================================================
During 1993 and 1992, the Company liquidated certain LIFO inventories that were carried at lower costs prevailing in prior years. The effect on net income of this liquidation was insignificant.

d. Property, Plant and Equipment--Property, plant and equipment has been recorded at cost and such assets are being depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are as follows:

                    Buildings and improvements      5 to 45 years
                    Machinery and equipment         3 to 15 years
                    Furniture and fixtures          3 to  8 years

Interest capitalized on construction of buildings, machinery and equipment was $2,041,000, $774,000 and $565,000 in 1994, 1993 and 1992,
respectively. Building and equipment under construction at December 31, 1994, 1993 and 1992 was $30,069,000, $14,892,000 and $8,233,000,
respectively.

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired are removed from the acounts, and any resulting gains or losses are reflected in income currently.

e. Equipment Leased to Customers--The Company manufactures and leases equipment to its customers under operating leases which may be cancelled by either the Company or customer after giving a 30-day notice. This equipment has been recorded at cost, and such assets are being depreciated using the straight-line method over their estimated useful lives ranging from three to eight years.

f.   Excess of Purchase Price Over Fair Value of Net Assets
Acquired--Excess of purchase price over fair value of net assets acquired was recorded in connection with the acquisition of Indopak in 1986, Jaite Packaging, Inc. in 1990, and Venture Packaging, Inc. (Venture) in 1992, and is being amortized ratably over 20, 30 and 20 years, respectively. Accumulated amortization is $2,788,000 and $2,333,000, as of December 31, 1994 and 1993, respectively (Note 9). The related amortization expense charged to operations during the years ended December 31, 1994, 1993 and 1992 was $455,000, $386,000 and $386,000, respectively.

g.    At December 31, 1994, intangible assets consisted primarily of covenants not to compete,  customer lists and work forces associated with the Company's acquisitions. These assets are being amortized over the respective remaining lives of the assets, ranging from 3 to 20 years. Accumulated amortization on these assets totaled $4,501,000 and
$3,353,000 at December 31, 1994 and 1993, respectively.   The related
amortization expense charged to operations during the years ended December 31, 1994, 1993 and 1992 was $1,148,000, $1,394,000 and $1,255,000,
respectively.

h. Research and Development--Research and development costs are charged to expense as incurred and amounted to $5,644,000, $5,702,000 and $5,300,000, in 1994, 1993 and 1992, respectively.

i. Income Taxes--Effective January 1, 1992, the Company implemented the provisions of Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes the liability method and deferred taxes are determined based on estimated future tax effects of differences between financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws (Note 2).

j. Earnings Per Share--Earnings per share has been calculated based on the weighted average number of common and common stock equivalent shares outstanding, 11,075,000, 11,075,000 and 11,090,000 in 1994, 1993
and 1992, respectively.

k. Revenue Recognition--Revenue from sales of packages and containers is recognized at the time ownership of the product is transferred to the customer. Revenue from operating leases of packaging equipment is recognized monthly in accordance with the terms of the leases.

Revenues pertaining to operating leases are included in net sales and amounted to $4,670,000, $4,206,000 and $4,592,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

l. The Company is a party to various legal and environmental matters incidental to its business. In the opinion of management, these matters will not have a material impact on the Company's consolidated financial position.

m. Statement of Cash Flows--Supplemental cash flow information is (in thousands):


Cash paid during the year for--                 1994     1993    1992

Interest (net of amount capitalized)           $3,303   $3,730  $ 2,930
Income Taxes                                    7,013    5,903   11,079

Debt was refinanced in 1993 as follows (Note 3):

           Gross proceeds from private placement of
             senior notes                                       $35,000
           Repayment of borrowings under bank credit
             agreement                                          (20,000)
           Debt issuance costs                                     (228)
           Net cash received in private placement refinancing   $14,772
                                                                 ======

The Company purchased substantially all of the assets of Venture in December 1992 (Note 9). In conjunction with the acquisition, liabilities were assumed as follows:

           Fair value of assets acquired                        $24,130
           Liabilities assumed                                   (2,891)
             Cash paid                                           21,239
           Less:  cash acquired                                     (96)
             Net cash paid for assets                           $21,143
                                                                =======


n. Financial Instruments--The carrying amount of the Company's financial instruments approximate fair value.

o.   Certain reclassifications have been made to the 1993
Consolidated Financial Statements to conform to the 1994 presentation.


2  INCOME TAXES


The Company adopted the provisions of SFAS No. 109 effective
January 1, 1992, and recorded a charge of $1,143,000 and decreased earnings per share by $0.10 for the effect of this change in accounting principle.

Under the provisions of SFAS 109, the Company was required in 1993 to record $365,000 deferred income tax for the effect of the 1993 Tax Act increasing the statutory federal income tax rate from 34% to 35% on the prior year's deferred tax liability.

The provision for income taxes includes the following (in thousands):


For the Years ended December 31                 1994     1993    1992
Currently payable
    Federal                                    $6,584   $4,340  $ 9,005
    State and local                             1,187    1,019    1,555

      Total currently payable                   7,771    5,359   10,560
Deferred
    Federal                                     1,025    2,465      139
    State and local                               220      234       36

      Total deferred                            1,245    2,699      175

Total                                          $9,016   $8,058  $10,735



A reconciliation of the provision for income taxes to the statutory federal rate is as follows (in thousands):



                                                1994     1993    1992
Statutory federal income tax rate              35.0%    35.0%   34.0%
Depreciation and amortization
   not deductible for tax purposes
   resulting from purchase transactions          .8       .7     1.4
State income taxes, net of
   federal tax benefit                          3.8      4.3     3.2
Other, net                                       .7      2.1     2.1
                                               40.3%    42.1%   40.7%

==========================================================================

Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The principal temporary differences relate to depreciation and amortization, LIFO, capitalized interest, pension income and certain financial reserves not deductible for tax purposes until paid, such as postretirement benefits reserve, vacation and workers' compensation reserve. The net deferred tax liability is comprised of the following (in thousands):


As of December 31                              1994          1993

Current deferred taxes
    Gross assets                              $ 2,107        $1,875
    Gross liabilities                          (3,791)       (3,519)
        Total current deferred taxes           (1,684)       (1,644)

Noncurrent deferred taxes
    Gross assets                                3,475         2,582
    Gross liabilities                         (19,687)      (17,630)

        Total noncurrent deferred taxes       (16,212)      (15,048)

Total deferred taxes                         $(17,896)     $(16,692)
=========================================================================
The Company did not record any valuation allowances at December
31, 1994 and 1993. The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows
(in thousands):


As of December 31                              1994          1993

    Depreciation                            $(15,264)     $(13,574)
    Amortization                                (405)         (665)
    LIFO                                      (3,830)       (3,578)
    Capitalized Interest                      (2,024)       (1,596)
    Pension                                   (1,007)       (1,378)
    Postretirement                               857           909
    Vacation                                   1,136         1,123
    Workers' Compensation                        968           850
    Other                                      1,673         1,217

       Net deferred tax liabilities         $(17,896)     $(16,692)


3  LONG-TERM DEBT:


Long-term debt consists of (in thousands):

As of December 31                                 1994          1993

Senior notes, interest at 6.75%, issued
    September 9, 1993.  Maturity
    September 9, 2008.  (Interest
    payments only for first five years)         $35,000       $35,000
Senior notes, interest at 8.15%, issued
    October 22, 1991.  Maturity
    October 22, 1998.  (Principal and
    interest payments are made quarterly)        24,800       $31,000
Industrial Revenue Bonds, interest due
    June 1 and December 1 at 7.95%,
    principal due June 1, 2009, collater-
    alized by engineering/machine building
    facilities purchased with bond proceeds.      1,850         1,850
Industrial Revenue Notes and Industrial
    Development Mortgage Revenue Notes
    with dates ranging from May 1, 1973,
    through July 7, 1986.  Future maturity
    dates range from July 1995 to July
    1996.  Interest rates vary from 75%
    of prime to 8.25%, and principal and
    interest payment ranges are monthly,
    quarterly, semi annually and annually.
    These notes are collateralized by
    certain property, plant and equipment
    purchased and constructed with bond
    proceeds.                                       576         1,045
Bank Credit Agreement due October 31, 1996
    (Note 5)                                     18,500           --
Other                                               142           188
Total debt                                       80,868        69,083
Less Current portion                             (6,733)       (6,812)
    Total long-term debt                        $74,135       $62,271
==========================================================================

The Company must comply with various convenants under these debt agreements. Insofar as they pertain to accounting matters, under the most restrictive covenants (Senior Notes), the Company is required to:

a.   Maintain a tangible net worth, as defined, of at least
$53,000,000, plus 50% of cumulative consolidated net income earned after June 30, 1991.

b. Maintain a ratio of indebtedness to tangible net worth, as defined, of not more than 2.0 to 1.

c. Maintain a ratio of consolidated funded indebtedness, as defined, to consolidated total capitalization, as defined, of less than 60%.

d.   Maintain current ratio of not less than 1.5 to 1.

e. Maintain daily average outstanding principal balance under short-term indebtedness, as defined, of less than $5 million for a period of 45 days each year.

f. Maintain a consolidated net income available for fixed charges of not less than 200% of the aggregate amount of fixed charges.

The Company was in compliance with all convenants through December 31, 1994.

The total principal payments on long-term debt are $6,733,000, $24,885,000, $6,200,000, $6,200,000 and $3,500,000 in 1995, 1996,
1997, 1998 and 1999, respectively. Additionally, $3,500,000 is due each year 2000 through 2008, and $1,850,000 is due in 2009.


4  LEASE COMMITMENTS:


Future minimum rental payments required under the terms of operating leases that have initial or remaining noncancelable lease terms in excess of one year from December 31, 1994, are as follows (in thousands):


            December 31                                  Amount
            1995                                         $1,088
            1996                                            868
            1997                                            750
            1998                                            549
            1999 and thereafter                             187
            Total                                        $3,442
            =====================================================

Principal operating leases are for office space, warehouse facilities and equipment. Rent expense for all operating leases was $1,872,000, $2,009,000 and $2,032,000 in 1994, 1993 and 1992,
respectively. Rent is expensed ratably over the life of each lease, although the timing of rental payments may be scheduled differently.



5  NOTE PAYABLE TO BANK:

The Company may borrow up to $40,000,000 under the terms of a credit agreement which expires October 31, 1996. Borrowings under the agreement bear interest at either LIBOR plus .5% or prime rate less .5%, at the option of the Company. The Company must pay a facility fee of .125% of the unused portion of the commitment. The agreement contains covenants which are essentially the same as those of the senior notes (Note
3).




(In thousands)                               1994      1993    1992

Maximum borrowings outstanding             $18,500   $22,500 $21,000
Average borrowings outstanding               7,377   $13,900     233
Weighted average interest rate                6.02%     5.58%  5.84%
Weighted average interest rate
   at December 31                             7.10%     5.50%   5.50%
Unused credit at December 31               $21,500   $25,000  $8,000

========================================================================


6  EMPLOYEE BENEFIT PLANS:

The Company and its subsidiaries have defined benefit pension plans covering substantially all employees. Benefits for the salaried retirement income plans are based on employee compensation during the five highest consecutive years in the final 10 years prior to retirement. All hourly and union employee benefits are based on a flat rate per year of service. Total pension expense was $794,000, $278,000 and $317,000 in 1994, 1993and 1992,
respectively, including amortization of prior service costs over 25 years.

The funded status of the plans was as follows (in thousands):

As of December 31            1994                          1993

                  Plan Assets   Accumulated    Plan Assets    Accumulated
                  In Excess Of  Benefits in    In Excess Of   Benefits in
                  Accumulated   Excess of      Accumulated    Excess of
                  Benefits      Plan Assets    Benefits       Plan Assets



Actuarial present value of:
  Accumulated benefit obligation
    including vested benefits of
    $46,173 in 1994 and $48,136
    in 1993                              $27,417    $19,641   $28,005  $20,915
  Additional obligation for projected
    compensation increases                 3,432        --      3,046      --
       Projected benefit obligation       30,849     19,641    31,051   20,915
Plan assets at fair value                 36,525     18,769    38,489   20,431
Amount (used) provided over amount funded (2,907)      811   (2,968)      404
Amount provided for future benefits       33,618     19,580    35,521   20,915
Amount provided for future benefits
  in excess of projected benefit
  obligation                             $ 2,769    $    61   $ 4,470  $   --

==========================================================================



Amount provided for future benefits in excess of projected benefit obligation consists of the following (in thousands):

As of December 31                                    1994             1993

Items not yet recognizable--
  Remaining net obligation from January 1, 1987 $1,492 $ 908 $ 2,066 $1,105 Net actuarial gain (loss) represented by actual results versus estimated, and effects of
      changes in assumptions                      1,722    55    2,905   (774)
  Adjustment for minimum liability                  --    512      --   1,033
Prior service cost                                (445) (1,414) (501)  (1,364)

                                                $ 2,769   $ 61  $4,470 $   --

==================================================================


===================================================================

Pension expense consisted of the following (in thousands):




For the Years Ended                  1994      1993       1992

Benefits earned during the year    $ 1,682    $   941   $   974
Interest cost on projected
  benefit obligation                 3,744      3,673     3,510
                                     5,426      4,614     4,484

Less--
Actual return on assets               (538)    (7,191)   (4,734)

Net amortization                    (4,094)     2,855       567
Net pension expense                $   794    $   278   $   317


======================================================================


Plan assets are invested in interest-bearing securities (bonds, fixed income and money market funds), equity securities and income producing real estate. In determining the actuarial present value of the projected benefit obligation, the assumed discount rate was 8.25% and 7.25% in 1994 and 1993, respectively; the assumed rate of increase in future compensation levels was 5.5%, and the expected long-term rate of return on assets was 9%.

The Company makes contributions to a defined benefit multi-employer pension plan for certain union employees of Indopak, a wholly owned subsidiary. Amounts charged and contributed to the plan totaled $172,000, $186,000 and $133,000 in 1994, 1993 and 1992, respectively. The Company has a long term savings plan available to substantially all non-union employees. The total expense to the Company for the plans was $636,000, $509,000 and $442,000 in 1994, 1993 and 1992, respectively. The Company reserves the right to amend or terminate the plans, but cannot recover contributions already paid. In 1994, the Company established an unfunded supplemental executive retirement plan for certain officers and key employees whose benefits are reduced because of compensation deferral elections or limitations under federal tax laws. The Company's 1994 plan expense was $140,000. The Company has an incentive compensation plan which provides for payment of cash bonus awards to officers and key employees based upon achievement of specific financial goals. During 1994 $624,000 and $551,000 was earned by officers and key employees, respectively. The Company's total plan expense was $1,175,000 in 1994. No awards were made under the plan in 1993 and awards of $825,000 were made in 1992.


7  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

Employees hired prior to January 1, 1992 who retire from the Company on or after attaining age 55 and have rendered service to the Company ranging from 10 to 15 years are entitled to postretirement life insurance and healthcare
coverage.   These benefits are subject to retirees' contributions,
deductibles, copayment provisions and other limitations. The Company may amend, change or terminate the plan. The Company adopted Statement of
Financial Accounting Standards No. (SFAS) 106,   "Employers' Accounting for
Postretirement Benefits Other Than Pensions" as of January 1, 1992. This new standard requires that the expected cost of these postretirement benefits must be charged to expense during the years that the employees render service. The Company has recorded retirement benefits liability relating to life insurance coverages provided. No liability has been recorded for the healthcare coverage, as retirees pay substantially all of the health care costs through premiums. Any shortfalls of premiums in relationship to actual costs are charged to expense with the intent of recovering these costs in future periods.

The following table reconciles the plan's funded status to the accrued postretirement life insurance cost liability as reflected on the consolidated balance sheet as of December 31, 1994 and 1993 (in thousands):



                                                       1994         1993
Accumulated Postretirement Benefit Obligation:
   Retirees                                      $(1,620)    $ (1,682)
   Other fully eligible participants                (342)        (353)
   Other active participants                           (253)        (280)
Accrued postretirement liability                    $(2,215)    $ (2,315)


The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.25% and 7.25% in 1994 and 1993, respectively.

Postretirement expense consisted of the following (in thousands):

                                     1994       1993
Service cost                         $ 26       $ 19
Interest cost                         160        174
Total postretirement cost            $186       $193

In November 1992, the Financial Accounting Standards Board issued a new standard on accounting for postemployment benefits. This standard requires the expected cost of these benefits be charged to expense during the years the employees render service. As the Company does not provide significant postemployment benefits, the obligation associated with these benefits is not material to the consolidated financial statments.

8  STOCK OPTION PLANS

The Company has a stock option plan and a stock incentive plan with 150,000 shares of the Company's common stock reserved for each plan. In 1994, options to purchase 30,000 shares of common stock under the stock option plan were granted. No grants have ever been made under the stock incentive plan.

On May 16, 1994, the Company granted a nonqualified stock option for 20,000 shares of common stock to an officer. The option expires in 2004, and the option price was the market value of $13.75 per share at the date of grant. None of the shares were exercisable at December 31, 1994.

Information regarding the Company's stock options is summarized below:




                                               1994      1993      1992
Shares available for granting
  at beginning of year                       181,200    183,200     198,200
Granted                                       50,000      2,000      17,000
Forfeitures Due to employee terminations         --        --        (2,000)
Cumulative shares exercisable at year-end*    95,400     96,900      81,400
Option price range per                        $12.67 to  $12.67 to  $12.67to
share at December 31                          $20.75      $20.75     $20.75
Exercised                                        --       4,000      1,500
Price range of options excercised                     $12.67 to  $12.67 to
                                                      $14.50     $14.50
Shares available
for future granting                           151,200    181,200    183,200

*Options for such shares expire from 1997 to 2003.

The Company also has a long-term incentive plan (the Plan) which provides for the granting of performance bonuses, stock options and restricted shares to executives. The awards are payable in cash and/or shares of common stock at the end of the three year measurement period, based upon the degree of attainment of the Company's targeted annual earnings per share growth over each of the three years in the measurement period. The annual earnings per share, for purposes of this Plan, may be adjusted at the discretion of the Board of Directors. Once the options are granted, they are exercisable for three years at the option price of $21.75. As executives exercise the options, a proportionate number of restricted shares are issued at no cost to the executive. The restrictions prohibit the executive from selling, transferring, pledging or otherwise disposing of the shares. The restrictions
lapse three years following exercise of the options.   A maximum of 75,000
shares are authorized for issuance of options and a maximum of 37,500 shares are authorized for issuance of restricted shares under the Plan. Performance bonuses amounting to $244,000 were granted and charged to income in 1994. No awards were made in 1993 and 1992. Stock options for 16,801 shares related to the 1994 plan performance were granted as of February 8, 1995.

9 ACQUISITION:

On December 31, 1992, the Company acquired substantially all the assets of Venture Packaging, Inc. The purchase price for Venture and related manufacturing facilities was $24,320,000, including liabilities assumed and transaction costs. For financial accounting purposes, the transaction was accounted for as a purchase. The excess of purchase price over the fair value of net assets acquired of $685,000 is being amortized over 20 years and the acquired intangible assets are being amortized over various lives ranging from 3 to 20 years. The amounts utilized for the allocation of the purchase price has been adjusted based on final values for assets and liabilities purchased by the Company. The unaudited pro forma 1992 net sales, net income and net income per share were $290,936,000, $13,653,000 and $1.23, respectively, assuming the acquisition of Venture had been made as of January 1, 1992. The pro forma results include adjustments for the additional depreciation and amortization, interest, income taxes and other incidental costs which would have been incurred, and excludes Venture expenses related to selling the Company and management fees from the seller, had the transaction taken place at the beginning of 1992.

10  QUARTERLY INFORMATION (Unaudited)

The following presents selected quarterly data for the three most recent fiscal years (in thousands, except per share data):




                                                              Net Income
                             Net Sales Gross Profit Net Income PerShare*
1994
Fourth quarter                 $66,372    $11,783     $1,030     $.09
Third quarter                   79,724     18,174      4,492      .41
Second quarter                  80,421     20,350      5,665      .51
First quarter                   68,552     14,456      2,148      .19

1993
Fourth quarter                 $58,053    $10,684     $  696     $.06
Third quarter                   73,539     16,285      3,106      .28
Second quarter                  75,835     17,571      4,630      .42
First quarter                   68,238     14,814      2,653      .24

1992
Fourth quarter                 $56,410    $11,753*    $  779*    $ .07*
Third quarter                   69,282     18,196*     5,578*      .50*
Second quarter                  72,224     20,252*     6,880*      .62*
First quarter                   65,862     15,101*       490*      .05*

=======================================================================

*Gross profit, net income and net income per share have been retroactively adjusted to reflect the cumulative effect of accounting changes.

The following table sets forth the range of sales prices, as quoted by NASDAQ National Market System, and dividends paid for the indicated periods.

MARKET AND DIVIDEND DATA (Unaudited):

                         1994                            1993
                                 Dividend                       Dividend
Quarter        High     Low       per Share       High   Low    per Share
Fourth        20 3/4   15 3/4       $.115        17 1/2 12 3/4    $.115
Third         16 3/4   13 3/8       $.115        17 1/4 11 3/4    $.11
Second        16 1/4   12           $.115        21     15 3/4    $.11
First         16 1/2   13 3/4       $.115        23 3/4 19 1/2    $.11

At February 28, 1995, there were 463 stockholders of record. Since many stockholders hold their certificates in "street name", management estimates the number of individual stockholders is approximately 1,500.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Stockholders and Board of Directors of Sealright Co., Inc., and
Subsidiaries:

We have audited the accompanying consolidated balance sheets of SEALRIGHT CO., INC. (a Delaware corporation), AND SUBSIDIARIES as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sealright Co., Inc., and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                 Kansas City, Missouri
ARTHUR ANDERSEN LLP                                  February 3, 1995

_________________________________________________________________
_________

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements appearing in this annual report have been prepared by the Company in conformity with generally accepted accounting principles and necessarily include amounts based on estimates and informed judgments with due consideration given to materiality.

The Company relies on a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with company policy and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived and that such evaluations require estimates and judgments.

The board of directors pursues its review of auditing, internal controls and financial statements through its audit committee including directors who are not associates of the Company. In the exercise of its responsibilities the audit committee meets periodically with management and the independent accountants to review the scope and results of audits. The independent accountants have free access to the committee with or without the presence of management.

John T. Carper                                     Vice President, Finance
                                                   and Chief Financial Officer
                                                   February 3, 1995




BOARD OF DIRECTORS

     Marvin W. Ozley
     Chairman of the Board and
     Chief Executive Officer
     Sealright Co., Inc.

     G. Kenneth Baum
     Chairman of the Board
     George K. Baum Group, Inc.

     D. Patrick Curran
     Chairman of the Board and
     President
     Curran Companies

     Frederick O. DeSieghardt
     Vice Chairman
     Sealright Co., Inc. (Retired)

     Robert F. Hagans
     Retired Chairman of the Board
     Unitog Company

     Arthur R. Schulze
     Retired Vice Chairman of the Board
     General Mills, Inc.

     Charles A. Sullivan
     Chairman of the Board and
     Chief Executive Officer
     Interstate Bakeries Corporation

     William D. Thomas
     President
     George K. Baum Group, Inc.

     Donald C. Wooton
     Vice President, Central Division
          Sealright Packaging Company


     SEALRIGHT CO., INC. OFFICERS

     Marvin W. Ozley
     Chairman of the Board and
     Chief Executive Officer

     Richard F. Anderson
     Senior Vice President

     Lawrence D. Boyle
     Senior Vice President

     John T. Carper
     Vice President, Finance
     Chief Financial Officer

     David M. Lindley
     Vice President

     Douglas R. Stay
     Vice President

     Donald C. Wooton
     Vice President

     Thomas W. Van Dyke
     Secretary

     Glenn M. Harding
     Assistant Treasurer

     Anne Dunn
          Assistant Secretary

     SEALRIGHT RIGID PACKAGING GROUP

     Lawrence D. Boyle
     Senior Vice President

     David M. Lindley
     Vice President and General Manager
     Western Division

     Douglas R. Stay
     Vice President and General Manager
     Eastern Division

     Donald C. Wooton
     Vice President and General Manager
     Central Division


     SEALRIGHT FLEXIBLE PACKAGING GROUP

     Richard F. Anderson
     Senior Vice President

     William M. Kelly
     Vice President and General Manager
     Packaging Industries, Inc.

     Thomas L. James
     Vice President and General Manager
     Jaite Packaging, Inc.

     Michael J. Hayes
     Vice President and General Manager
     Venture Packaging, Inc.

     Edward A. Davies
     Vice President and General Manager
     Sealright Films

     Michael T. Ligett
     Vice President and General Manager
          Styrotech

     CORPORATE AND STOCKHOLDER INFORMATION

     Annual Meeting
     The annual meeting of stockholders will be 9 a.m.
     Tuesday, May 9, 1995, in the Atlanta room, Hyatt Regency
     Crown Center, 2345 McGee Street, Kansas City, Missouri.

     Common Stock
     Sealright Co., Inc. common stock is traded in the over-the-counter market (NASDAQ symbol: SRCO).

     Form 10-K
     A copy of Sealright's Form 10-K report filed with the Securities and Exchange Commission may be obtained without charge by writing:
                     Vice President, Finance
                     Sealright Co., Inc.
                     7101 College Blvd.
                     Suite 1400
                     Overland Park, Kansas 66210-1891
                     (913) 344-9000

     Transfer Agent and Registrar
     UMB Bank, n.a.
     Securities Transfer Division
     P.O. Box 410064
     Kansas City, Missouri 64141-0064

     Independent Public Accountants
     Arthur Anderson LLP
     Kansas City, Missouri

     Sealright Locations

     Sealright Co., Inc.
     7101 College Blvd.
     Suite 1400
     Overland Park, KS 66210

     Central Division
     9201 Packaging Drive
     DeSoto, KS 66018

     Eastern Division
     100 State Street
     Fulton, NY 13069

     Western Division
     6443 East Slauson Ave.
     Los Angeles, CA 90040

     Western Division
     4209 East Noakes Street
     Los Angeles, CA 90023

     Sealright Packaging Technology Center
     7707 Northwest 97th Terrace
     Kansas City, MO 64153

     Sealright Engineering Services Center
     7805 Northwest 97th Terrace
     Kansas City, MO 64153

     Packaging Industries, Inc.
     2450 Alvarado Street
     San Leandro, CA 94577

     Sealright Films
     785 Montague Street
     San Leandro, CA 94577

     Styrotech Machines
     831 Purser Drive
          Raleigh, NC 27603
     Venture Packaging, Inc.
     1600 Westinghouse Blvd.
     Charlotte, NC 28273

     Jaite Packaging, Inc.
     1972 Akron-Peninsula Road
     Akron, OH 44313

     Sealright Packaging Company of Austriala, PTY., Ltd.
     Virginia, Queensland, Australia

Sealright

     Sealright designs and manufactures packaging and packaging systems for food and dairy products, beverages, and household, and medical supplies. A leader in round paperboard container systems, Sealright is the largest supplier of frozen dairy dessert packaging in North America. The company's Flexible Packaging Group, including Sealright Films, Packaging Industries, Jaite Packaging, Venture Packaging, and Styrotech, manufactures packaging films and supplies flexible packaging, labeling, and label-application equipment.

Net sales (in millions)

     90                      $205.9
     91                      $258.3
     92                      $263.8
     93                      $275.7
     94                      $295.1

     Operating Income (in millions)

     90                      $28.3
     91                      $32.6
     92                      $31.4
     93                      $24.6
     94                      $27.2

     Total Assets (in millions)

     90                      $151.7
     91                      $159.5
     92                      $191.2
     93                      $214.3
     94                      $241.4


     Net Income (in millions)

     90                      $15.7
     91                      $15.9
     92                      $13.7
     93                      $11.1
     94                      $13.3

     Research and Development (in millions)

     90                      $4.7
     91                      $5.4
     92                      $5.3
     93                      $5.7
          94                      $5.6
     Capital Expenditures

     90                      $13.7
     91                      $18.4
     92                      $16.5
     93                      $26.3
     94                      $44.4

     Financial Highlights
     Dollar amounts in millions except per-share data

     As of and for the years ended
     December 31   1994     1993       % Change

     Net Sales     $295.1   $275.7       +7%
     Operating Income     27.2           24.6       +11
     Net Income           13.3      11.1           +20

     Earnings Per Share  $1.20     $1.00           +20%

     Total Assets  $241.4   $214.3     +13%
     Working Capital      39.9      44.3     -10
     Stockholders'
      Equity             112.9     104.6            +8
     Capital
      Expenditures        44.4      26.3            +69